October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Registration Statement on Form S-1

File No. 333-259823

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), P10, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 20, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Olshan Frome Wolosky LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Adam Finerman of Olshan Frome Wolosky LLP, counsel to the Company, at (212) 451-2289 and that such effectiveness also be confirmed in writing.

Very truly yours,

P10, Inc.

By:	/s/ Robert Alpert
Robert Alpert
Co-Chief Executive Officer